FORM 3
                           U.S. SECURITIES AND EXCHANGE
                              Washington, D.C. 20549

                INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

      Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 20(f) of the Investment Company Act of 1949


1.  Name and Address of Reporting Person
          Cole                         Lee
         (Last)                      (First)                  (Middle)

      32 Haymarket Street
         (Street)

          London                  United Kingdom             SW1Y4TP
          (City)                     (State)                 (Zip Code)

2. Date of Event Requiring Statement for (Mo/Day/Yr) 12/20/99


3.  IRS or Social Security Number of Reporting Person (Voluntary)

4.  Issuer Name and Ticker or Trading Symbol  CI4NET.com Inc. ("Ci4net")
                                                                CIFN.OB

5.  Relationship of Reporting Person to Issuer (Check all applicable)
     x    Director        10% Owner   x   Officer (give title
   ______ Other (specify)                            below)
                                          Vice Chairman

6.  If Amendment, Date of Original (Month/Day/Year)


             Table I - Non- Derivative Securities Beneficially Owned

1.  Title of Security      (Instr. 4)
    -------------------
    Common Stock


2.  Amount of Securities Beneficially Owned      (Instr. 4)
    ---------------------------------------
    1,000,000


3.  Ownership Form:       Direct (D) or Indirect (I)      (Instr. 5)
    -----------------------------------------------
    I

4.  Nature of Indirect Beneficial      Ownership (Instr. 5)
    -----------------------------
    By Melchrisea Holdings Ltd. (1) (1,000,000 Shares of Common Stock)


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


                Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of Derivative Security      (Instr. 4)


2.  Date Exercisable and Expiration Date (Month/Day/ Year)


3.  Title and Amount of Securities Underlying  Derivative Security (Instr. 4)


4.  Conversion or Exercise Price of Derivative Security


5.  Ownership form of Derivative Security:  Direct (D) or Indirect (I)
                                                                   (Instr. 5)

6.  Nature of Indirect Beneficial Ownership  (Instr. 5)





Explanation of Responses:

(1) Mr. Cole is the principal stockholder of Melchrisea Holdings Ltd. whose address is 25 Turnball Lane, Gibraltar.

                                             MELCHRISEA HOLDINGS LTD.

                                             By: /s/ Lee Cole      May 30, 2000
                                            ** Authorized Signatory    Date


                                             LEE COLE

                                             By: /s/ Lee Cole      May 30, 2000
                                             ** Signature of           Date
                                                Reporting Person



** Intentional misstatements or omissions of facts constitute
Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.